Exhibit 12.1

The ADT Corporation
Computation of Ratio of Earnings to Fixed Charges (1)
(dollars in millions)

		Nine Months Ended	Fiscal Year Ended
		June 27, 2014	September 27, 2013	September 28, 2012	September 30, 2011	September 24, 2010	September 25, 2009
	Earnings:
	Income from continuing operations before income taxes	$323	$642	$630	$604	$398	$393
Add:	Fixed charges	152	128	108	103	119	92
Less:	Capitalized interest	—	—	—	—	1	1
		$475	$770	$738	$707	$516	$484
	Fixed Charges:
	Interest expense	$143	$118	$93	$90	$107	$82
	Capitalized interest	—	—	—	—	1	1
	Interest component of rental expense	9	10	15	13	11	9
	Total fixed charges	$152	$128	$108	$103	$119	$92
	Ratio of earnings to fixed charges	3.1	6.0	6.8	6.9	4.3	5.3

(1)
For purposes of determining the ratio of earnings to fixed charges, earnings consist of income from continuing operations before income taxes, fixed charges and amortization of capitalized interest, less interest capitalized. Fixed charges consist of interest expense (including amortization of debt discounts and amortization of capitalized expenses related to indebtedness), interest capitalized, and an appropriate interest factor on operating leases. Interest related to unrecognized tax benefits is recognized in income tax expense. Fixed charges represent amounts relating to continuing operations.